Rec'd a/11/08



08032398

SECURITIES AND EXCHANGE COMMISSION

RECEIVED

SEP 1 1 2008

DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
hours per response......12.00

SEC FILE NUMBER
8- 18390

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___7/28/07___ AND ENDING ___7/25/08___
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST GEORGETOWN SECURITIES, INC.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

   225 REINEKERS LANE
                               (No. and Street)

   ALEXANDRIA   VA   22314
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT T. MANN   703-519-7700
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   DEMBO, JONES, HEALY, PENNINGTON & MARSHALL, PC
                   (Name – if individual, state last, first, middle name)

   6010 EXECUTIVE BLVD. SUITE 900 ROCKVILLE, MD 20852
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant
     ☐ Public Accountant
     ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

10/29/08

OATH OR AFFIRMATION

I, __ROBERT T. MANN__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __FIRST GEORGETOWN SECURITIES, INC.__ , as of __JULY 25__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__SECURITY ACCOUNTS OF PRINCIPAL OFFICERS AND DIRECTORS THAT ARE CLASSIFIED__

__AS CUSTOMER ACCOUNTS.__

_____

Signature

PRESIDENT

Title

Notary Public

Candace E. Gentry
NOTARY PUBLIC
Commonwealth of Virginia
My Commission Expires 11/30/2012

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) FOOTNOTES

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

- X (p) STATEMENT OF CASH FLOWS

UNITED STATES ·
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)
PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER

FIRST GEORGETOWN SECURITIES, INC. [13]

SEC FILE NO.
8-18390 [14]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

FIRM I.D. NO.
5871 [15]

225 REINEKERS LANE [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY)
7/28/07 [24]

ALEXANDRIA [21]   VA [22]   22314 [23]
(City)   (State)   (Zip Code)

AND ENDING (MM/DD/YY)
7/25/08 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT T. MANN, PRESIDENT [30]

(Area Code) — Telephone No.
703-519-7700 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

OFFICIAL USE

_____ [32]   _____ [33]
_____ [34]   _____ [35]
_____ [36]   _____ [37]
_____ [38]   _____ [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] [40]   NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____ day of _____ 20 __
Manual signatures of:

1) _____
   Principal Executive Officer or Managing Partner
2) _____
   Principal Financial Officer or Partner
3) _____
   Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

SEC 1696 (02-03) 1 of 16

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If Individual, state last, first, middle name)

Dembo, Jones, Healy, Pennington,& Marshall, P.C.

| 70 |

ADDRESS

6010 Executive Blvd # 900

Rockville, Maryland

Blvd		71	Rockville		72	MD		73	20852		74
Number and Street			City			State			Zip Code		

CHECK ONE

☑ Certified Public Accountant | 75 | **FOR SEC USE**

☐ Public Accountant | 76 |

☐ Accountant not resident in United States | 77 |
or any of its possessions

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

| BROKER OR DEALER | First Georgetown Securities, Inc. | N 3 | | | |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) __07/25/07__
SEC FILE NO. ___8-18390___

Consolidated [ ]
Unconsolidated [X]

ASSETS

		Allowable		Non-Allowable		Total
1.	Cash	$ 2,964	[200]			$ 2,964
2.	Receivables from brokers or dealers:					
	A. Clearance account	68,077	[295]			
	B. Other		[300]	$ 495	[550]	68,572
3.	Receivables from non-customers		[356]	2,875	[600]	2,875
4.	Securities and spot commodities owned, at market value:					
	A. Exempted securities		[418]			
	B. Debt securities		[419]			
	C. Options		[420]			
	D. Other securities	292,560	[424]			
	E. Spot commodities		[430]			292,560
5.	Securities and/or other investments not readily marketable:					
	A. At cost $ [130]					
	B. At estimated fair value		[440]		[610]	
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		[460]		[630]	
	A. Exempted securities $ [150]					
	B. Other securities $ [160]					
7.	Secured demand notes:		[470]		[640]	
	market value of collateral:					
	A. Exempted securities $ [170]					
	B. Other securities $ [180]					
8.	Memberships in exchanges:					
	A. Owned, at market $ [190]					
	B. Owned, at cost				[650]	
	C. Contributed for use of the company, at market value				[660]	
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]		[670]	
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[490]	3,264	[680]	3,264
11.	Other assets		[535]	6,042	[735]	6,042
12.	TOTAL ASSETS	$ 363,601	[640]	$ 12,676	[740]	$ 376,277

OMIT P

Page 1

BROKER OR DEALER	First Georgetown Securities, Inc.	as of __07/25/08__

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING
AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total
13. Bank loans payable.................... $		1045	$	1255	$
14. Payable to brokers or dealers:					
A. Clearance account..................		1114		1315	
B. Other.............................		1115		1305	
15. Payable to non-customers................		1155		1355	
16. Securities sold not yet purchased, at market value				1360	
17. Accounts payable, accrued liabilities, expenses and other	156,191	1205		1385	156,191
18. Notes and mortgages payable:					
A. Unsecured..........................		1210			
B. Secured............................		1211		1390	
19. Liabilities subordinated to claims of general creditors:					
A. Cash borrowings:				1400	
1. from outsiders $	970				
2. Includes equity subordination (15c3-1 (d)) of .... $	980				
B. Securities borrowings, at market value:... from outsiders $	990			1410	
C. Pursuant to secured demand note collateral agreements:				1420	
1. from outsider: $	1000				
2. Includes equity subordination (15c3-1 (d)) of .... $	1010				
D. Exchange memberships contributed for use of company, at market value........				1430	
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440	
20. TOTAL LIABILITIES .... $	156,191	1230	$	1450	$ 156,191

Ownership Equity

21. Sole proprietorship			$	
22. Partnership (limited partners .... $	1020	)		
23. Corporation:				
A. Preferred stock				
B. Common stock				250
C. Additional paid-in capital				546,667
D. Retained earnings				(326,831)
E. Total...				220,086
F. Less capital stock in treasury...				
24. TOTAL OWNERSHIP EQUITY			$	220,086
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$	376,277

OMIT ¢

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER First Georgetown Securities, Inc.	as of 7/25/08

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition.. $ 220,086
2. Deduct ownership equity not allowable for Net Capital .... (0
3. Total ownership equity qualified for Net Capital 220,086
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital.................. 0
   B. Other (deductions) or allowable credits (List).. 0
5. Total capital and allowable subordinated liabilities.. $ 220,086
6. Deductions and/or charges:
   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ 12,676 `3540`
   B. Secured demand note deficiency................................ 0 `3590`
   C. Commodity futures contracts and spot commodities-
      proprietary capital charges................................ 0 `3600`
   D. Other deductions and/or charges................................ 0 `3610` (12,676
7. Other additions and/or allowable credits (List).. 0
8. Net capital before haircuts on securities positions .... $ 207,410
9. Haircuts on securities (computed, where applicable,
   pursuant to 15c3-1 (f)):
   A. Contractual securities commitments................................ $ 0 `3660`
   B. Subordinated securities borrowings................................ 0 `3670`
   C. Trading and investment securities:
      1. Exempted securities................................ 0 `3735`
      2. Debt securities................................ 0 `3733`
      3. Options .... 0 `3730`
      4. Other securities .... 5,894 `3734`
   D. Undue Concentration .... 0 `3650`
   E. Other (List)................................ 0 `3736` (5,894
10. Net Capital .... $ 201,516

OMIT I

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	First Georgetown Securities, Inc.	as of 07/15/08

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19) . . . . $ 10,412

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement
    of subsidiaries computed in accordance with Note (A) . . . . $ 100,000

13. Net capital requirement (greater of line 11 or 12) . . . . $ 100,000

14. Excess net capital (line 10 less 13) . . . . $ 101,516

15. Excess net capital at 1000% (line 10 less 10% of line 19) . . . . $ 185,896

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition. . . . . $ 156,191

17. Add:

    A. Drafts for immediate credit . . . . $ 0 `3800`

    B. Market value of securities borrowed for which no equivalent
       value is paid or credited . . . . $ 0 `3810`

    C. Other unrecorded amounts (List). . . . . $ 0 `3820` $ 0

19. Total aggregate indebtedness . . . . $ 156,191

20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) . . . . % 78

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) . . . . % 0

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule
    15c3-3 prepared as of the date of the net capital computation including both brokers or dealers
    and consolidated subsidiaries' debits . . . . $

23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital
    requirement of subsidiaries computed in accordance with Note (A) . . . . $

24. Net capital requirement (greater of line 22 or 23) . . . . $

25. Excess net capital (line 10 less 24) . . . . $

26. Net capital in excess of:
    5% of combined aggregate debit items or $120,000 . . . . $ N/A

OMIT P!

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement
    of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
    1. Minimum dollar net capital requirement, or
    2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note
    covered by subordination agreements not in satisfactory form and the market values of memberships in
    exchanges contributed for use of company (contra to item 1740) and partners' securities which were
    included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material
    non-allowable assets.

3/83

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	First Georgetown Securities, Inc.

For the period (MMDDYY) from 7/30/07 |3932| to 7/25/0.
Number of months included in this statement __12__

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange ....$ 252,365
   b. Commissions on listed option transactions 134,077
   c. All other securities commissions 283,950
   d. Total securities commissions 670,392
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange 0
   b. From all other trading .... (206)
   c. Total gain (loss) .... (206)
3. Gains or losses on firm securities investment accounts 0
4. Profit (loss) from underwriting and selling groups 0
5. Revenue from sale of investment company shares 46,084
6. Commodities revenue 0
7. Fees for account supervision, investment advisory and administrative services 162,647
8. Other revenue 401,903
9. Total revenue ....$ 1,280,820

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers ....$ 338,166
11. Other employee compensation and benefits 398,029
12. Commissions paid to other broker-dealers 230,484
13. Interest expense 10
    a. Includes interest on accounts subject to subordination agreements .... 0 |4070|
14. Regulatory fees and expenses 13,112
15. Other expenses 293,445
16. Total expenses ....$ 1,273,246

NET INCOME

17. Net income (loss) before Federal income taxes and items below (item 9 less item 16)............................$ 7,574
18. Provision for Federal income taxes (for parent only) 4,993
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above 0
    a. After Federal income taxes of .... 0 |4238|
20. Extraordinary gains (losses) 0
    a. After Federal income taxes of .... 0 |4239|
21. Cumulative effect of changes in accounting principles 0
22. Net income (loss) after Federal income taxes and extraordinary items ....$ 2,581

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items....................$ (4,369)

3/78

11

BROKER OR DEALER	First Georgetown Securities, Inc.

For the period (MMDDYY) from __7/30/07__ to__9/25/0__

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period.. $ __217,505__
   A. Net income (loss)... __2,581__
   B. Additions (includes non-conforming capital of .... $ __0__ | 4262 |) __0__
   C. Deductions (includes non-conforming capital of .... $ __0__ | 4272 |) __0__

2. Balance, end of period (From item 1800) .... $ __220,086__

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... $ __0__
   A. Increases .... __0__
   B. Decreases.. __0__

4. Balance, end of period (From item 3520)... $ __0__

OMIT

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	First Georgetown Securities, Inc.	as of 07/25/08

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... _____

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of
customers" maintained .... _____

C. (k) (2)(B)—All customer transactions cleared through another
broker-dealer on a fully disclosed basis. Name of clearing
firm X National Financial Services, LLC   [4335]   All

D. (k) (3)—Exempted by order of the Commission .... _____

Ownership Equity and Subordinated Liabilities maturing or proposed to be
withdrawn within the next six months and accruals, (as defined below),
which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
[4600]	[4601]	[4602]	[4603]	[4604]	
[4610]	[4611]	[4612]	[4613]	[4614]	
[4620]	[4621]	[4622]	[4623]	[4624]	
[4630]	[4631]	[4632]	[4633]	[4634]	
[4640]	[4641]	[4642]	[4643]	[4644]	
[4650]	[4651]	[4652]	[4653]	[4654]	
[4660]	[4661]	[4662]	[4663]	[4664]	
[4670]	[4671]	[4672]	[4673]	[4674]	
[4680]	[4681]	[4682]	[4683]	[4684]	
[4690]	[4691]	[4692]	[4693]	[4694]	

TOTAL $ 0 [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals
4.   15c3-1(c)(2)(iv) Liabilities

3/78

FIRST GEORGETOWN SECURITIES, INC.
STATEMENTS OF CASH FLOWS
July 25, 2008 and July 27, 2007

	2008	2006
Cash flow from operating activities:		
Net income (loss)	$ **2,581**	$ (1,150)
Adjustments to reconcile net income (loss) to		
net cash (used in) provided by operating activities:		
Depreciation and amortization	**1,814**	4,022
Deferred taxes	**(170)**	(634)
(Increase) decrease in		
Accounts receivable-brokers and dealers	**28,089**	238,936
Trading securities owned, at market value	**(28,555)**	(263,799)
Employee advances	**(252)**	(1,068)
Prepaid expenses	**591**	(40)
Increase (decrease) in:		
Accounts payable	**(13,142)**	11,695
Accrued payroll and commissions	**(16,469)**	8,274
Retirement plan contribution payable	**27,728**	3,681
Accrued vacation	**(492)**	(409)
Payroll taxes withheld and accrued	**(6,881)**	8,184
Income taxes payable	**1,090**	(691)
Net cash (used in) provided by operating activities	**(4,068)**	7,001
Cash flows from investing activities:		
Purchase of office equipment	**(1,008)**	(1,000)
Net cash used in investing activities	**(1,008)**	(1,000)
Net (decrease) increase in cash	**(5,076)**	6,001
Cash and cash equivalents at beginning of the year	**8,341**	2,340
Cash and cash equivalents at end of the year	$ **3,265**	$ 8,341
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ **10**	$ 202
Income taxes	**4,290**	4,761

The accompanying notes are an integral part of these financial statements.

14

FIRST GEORGETOWN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
July 25, 2008 and July 27, 2007

Note 1.   Nature of Operations and Significant Accounting Policies

First Georgetown Securities, Incorporated (the "Company"), a Delaware corporation, is organized to engage in the buying and selling of securities for businesses and the general public and is a broker-dealer registered with the United States Securities and Exchange Commission. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is an introducing broker that accepts customer orders but elects to clear orders through a clearing broker for cost efficiencies. National Financial Services LLC, a wholly owned subsidiary of Fidelity Investments Company, maintains all customer brokerage accounts.

Cash and Cash Equivalents

The Company considers all demand deposit accounts to be cash equivalents.

Accounts Receivable – Brokers and Dealers

Accounts receivable – brokers and dealers represent receivables due from the clearing broker, National Financial Services LLC. The Company considers allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, projection of trends, and other information. Management of the Company periodically reviews the collectability of accounts receivable, and those accounts that are considered not collectable are written off as bad debts. Based on management's review, an allowance for doubtful accounts is not considered necessary.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Depreciation Methods

Depreciation and amortization are provided on a straight-line basis using estimated useful lives of five to eight years for furniture and fixtures, and the remaining lease term for leasehold improvements.

Dembo, Jones, Healy, Pennington & Marshall, P.C.
Certified Public Accountants and Consultants

Note 1.   Nature of Operations and Significant Accounting Policies (continued)

Advertising Expense

The Company's policy is to expense advertising costs as incurred.   Advertising expense was $ 2,675 and $ 4,379 for the years ended July 25, 2008 and July 27, 2007, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2.   Fiscal Year End

The Company's fiscal year ends on the last Friday of July.

Note 3.   Trading securities owned, at market value

The following comprises the Trading securities owned, at market value as of July 25, 2008 and July 27, 2007:

	2008	2007
Money market funds	$ 292,447	$ 263,715
Miscellaneous stock holdings	113	290
	$ 292,560	$ 264,005

Note 4.   Net Capital Requirements

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company's required ratio of "aggregate indebtedness", as defined, to "net capital", as defined, may not exceed 15 to 1. Net capital and related ratios normally fluctuate on a daily basis. In addition the Company must maintain a minimum net capital of $ 100,000. On July 25, 2008 and July 27, 2007, the Company had net capital (as computed in accordance with the regulations of the Securities and Exchange Commission) of $ 201,516 and $ 196,084 respectively and the ratios of aggregate indebtedness to net capital were .78 to 1 and 0.84 to 1, respectively.

Dembo, Jones, Healy, Pennington & Marshall, P.C.
Certified Public Accountants and Consultants

Note 5.   **Retained Deficit**

In 1975, the corporations of Baxter, Blyden, Selheimer & Company, Inc. and Bronwen Corporation were merged. The successor corporation formed was **First Georgetown Securities, Inc.** As a result of this merger a deficit was created in the stockholders' equity section of the Company from operations prior to 1975 and prior to the control of current management. The deficit does not represent obligations of the Company.

Note 6.   **Income Taxes**

Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods.

Note 7.   **Lease Commitments**

The Company leases office space and three automobiles under operating leases that have remaining lease terms of less than one year as of July 25, 2008.

The minimum rental commitments under these leases as of July 25, 2008 are $25,382.

Total rental expense for automobile and office space lease was $76,453 and $ 72,477 for the years ended July 25, 2008 and July 27, 2007, respectively.

Note 8.   **Retirement Plan**

The Company sponsors a Simplified Employee Pension Plan (SEP) that covers all employees. At management's discretion, the Company funds the Plan 100% with available resources. An employee must work for one year to become eligible for contributions. Contributions to the plan are limited to the lesser of 25% of employees' eligible compensation or $ 45,000 and $ 44,000 for the years ended July 25, 2008 and July 27, 2007, respectively. For the years ended July 25, 2008 and July 27, 2007, the Company elected to make a contribution of $ 117,434 and $ 89,706, respectively.

17

Dembo, Jones, Healy, Pennington & Marshall, P.C.
Certified Public Accountants and Consultants

Independent Auditor's Report On Internal Control

Board of Directors
First Georgetown Securities, Inc.

In planning and performing our audit of the financial statements of **First Georgetown Securities, Inc.** (the Company) for the year ended **July 25, 2008**, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by **First Georgetown Securities, Inc.** including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-(5)(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because **First Georgetown Securities, Inc.** does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by **First Georgetown Securities, Inc.** in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

6010 Executive Boulevard • Suite 900 • Rockville, Maryland 20852
301 770-5100 • 888 283-5472 • Fax 301 770-5202 • djhpm@djhpm.com

MEMBER: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND PKF INTERNATIONAL

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the practices and procedures of **First Georgetown Securities, Inc.** were adequate at **July 25, 2008**, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the New York Stock Exchange, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dembo, Jones, Healy, Pennington & Marshall, P.C.

Rockville, Maryland
September 16, 2008

Dembo, Jones, Healy, Pennington & Marshall, P.C.
Certified Public Accountants and Consultants



Dembo, Jones, Healy, Pennington & Marshall, P.C.
Certified Public Accountants and Consultants

The Board of Directors
First Georgetown Securities, Inc.

We have audited the financial statements of **First Georgetown Securities, Inc.** as of **July 25, 2008** and have issued our report thereon dated September 16, 2008. Pursuant to rule 17a-5(d)(4) of the Securities and Exchange Act of 1934, we reviewed the Computation of Net Capital under Rule 15c3-1. No material differences exist between the preliminary net capital, as filed August 12, 2008 and the audited net capital contained herewith.

Dembo, Jones, Healy, Pennington & Marshall, P.C.

Rockville, Maryland
September 16, 2008

20

6010 Executive Boulevard • Suite 900 • Rockville, Maryland 20852
301 770-5100 • 888 283-5472 • Fax 301 770-5202 • djhpm@djhpm.com
MEMBER: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND PKF INTERNATIONAL

FIRST GEORGETOWN SECURITIES, INC.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART II-A

Year Ended July 25, 2008

Dembo, Jones, Healy, Pennington & Marshall, P.C.
Certified Public Accountants and Consultants



Dembo, Jones, Healy, Pennington & Marshall, P.C.
Certified Public Accountants and Consultants

Report of Independent Auditors

Board of Directors
First Georgetown Securities, Inc.

We have audited the accompanying statement of financial condition of **First Georgetown Securities, Inc.** as of **July 25, 2008** and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **First Georgetown Securities, Inc.** as of **July 25, 2008** and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9, 10, 12, and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dembo, Jones, Healy, Pennington & Marshall, P.C.

END

Rockville, Maryland
September 16, 2008

6010 Executive Boulevard • Suite 900 • Rockville, Maryland 20852
301 770-5100 • 888 283-5472 • Fax 301 770-5202 • djhpm@djhpm.com
MEMBER: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND PKF INTERNATIONAL